SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

February 17, 2005 TSX-VENTURE: SBX

Sea Breeze Power Corp.’s Investigative Use Permits Exceed 200,000 Hectares

Sea Breeze Power Corp. is pleased to announce the success of its latest applications for Investigative Use Permits, a form of Crown land tenure authorizing research to determine the suitability of areas for wind farm development. The tenure offers recently awarded comprise some 140,000 hectares, mostly located on the west coast of British Columbia, where preliminary data indicates excellent wind regimes.

Prior to the new tenure offers, the Company held 66,407 hectares under Investigative Use Permits. The addition of the latest offers brings the Company’s total permits to approximately 206,925 hectares.

The most developed permit in the Company’s holdings, the proposed 3,735-hectare Knob Hill Wind Farm, represents only 1.8 % of Sea Breeze Power’s total permits and applications. Situated 35 kilometres west of Port Hardy and just south of Cape Scott, on the northern tip of Vancouver Island, the Knob Hill Wind Farm is being designed to host 150 wind turbines. Its total generation capacity of up to 450 megawatts will provide enough energy to meet the annual needs of approximately 135,000 households.

Sea Breeze Power Corp. is a leader in the development of renewable energy in British Columbia.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President

For investor information please contact Mr. Remy Quinter.	Email: investor@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.257
	Voice:	604-689-2991 ext.257
	Fax:	604-689-2990

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